SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: October 1, 2007
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑            Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Cautionary statement regarding forward-looking statements
Introduction
Operating and Financial Review and Prospects
SIGNATURES

This Form 6-K consists of the June 2007 Mid-Year Report, which appears immediately following this page.

Cautionary statement regarding forward-looking statements
This communication contains statements that constitute “forward-looking statements”, including, but not limited to, statements relating to the implementation of strategic initiatives and other statements relating to our future business development and economic performance. While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, (1) general market and macro-economic trends, (2) legislative developments, governmental and regulatory trends, (3) movements in local and international securities markets, currency exchange rates and interest rates, (4) competitive pressures, (5) technological developments, (6) changes in the financial position or creditworthiness of our customers, obligors and counterparties and developments in the markets in which they operate, (7) management changes and changes to our Business Group structure and (8) other key factors that we have indicated could adversely affect our business and financial performance which are contained in other parts of this document and in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth elsewhere in this document and in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2006. UBS is not under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

Introduction
UBS produces regular quarterly reports, which are filed with the SEC under Form 6-K. These reports are prepared in accordance with International Financial Reporting Standards (IFRS). SEC regulations require certain additional disclosure to be included in registration statements relating to offerings of securities. This additional disclosure is contained within this document, which should be read in conjunction with UBS’s Annual Report on Form 20-F for the year ended 31 December 2006, filed with the SEC on 21 March 2007, as well as UBS’s First Quarter 2007 Report and Second Quarter 2007 Report submitted to the SEC on Form 6-K on 3 May 2007 and 14 August 2007, respectively.

Operating and Financial Review and Prospects
SEC regulations specify that the discussion of a company’s performance should be by comparison to the same period in the previous year (for example, comparing first half of current year to first half of previous year).
UBS normally makes comparisons to the corresponding period of the previous year when discussing its results and the results of those business units with significant seasonal components to their income streams (principally the Investment Bank). For its other individual business units however, UBS’s reporting normally focuses on the progression of results from one quarter to the next (comparing second quarter performance to first quarter performance of the same year, for example).
We have therefore provided the following disclosure which is supplementary to the disclosure already included in our first and second quarter 2007 reports, and which makes comparisons to prior periods as prescribed by the SEC. This disclosure should be read together with the discussion of results in our first and second quarter 2007 reports.
UBS REVIEW
Results
In first half 2007, UBS reported net profit attributable to UBS shareholders (“attributable profit”) of CHF 8,897 million — with CHF 8,632 million from continuing operations and CHF 265 million from discontinued operations. Financial businesses attributable net profit for the first six months of 2007 was CHF 8,599 million. Discontinued operations contributed CHF 265 million and attributable net profit from continuing operations was CHF 8,334 million. This half year, our results include two items that had a significant impact on performance. In order to fully appreciate their effect, we will show results with them and then explain what our performance would have been without them. The first item is the CHF 1,926 million post-tax gain from the sale of our 20.7% stake in Julius Baer, a result of our disposal of Private Banks & GAM in 2005, which is booked in Corporate Center. As we held the stake as a financial investment available-for-sale in our accounts, the gain from its sale is included in our performance from continuing operations. It is, however, no longer part of our continuing business, and we believe that isolating its impact provides a clearer picture of performance. The second item is the charge of CHF 229 million after tax related to the closure of Dillon Read Capital Management (DRCM), recorded in Global Asset Management. Excluding these items, financial businesses attributable profit from continuing operations would have been CHF 6,637 million, up 9% from first half 2006.
UBS PERFORMANCE INDICATORS
We focus on four key performance indicators, designed to ensure the delivery of continuously improving returns to our shareholders. All are calculated based on results from continuing operations. The first two, return on equity and diluted earnings per share, are based on the results of the entire firm. The cost/income ratio and net new money indicators are limited to our financial businesses. On this basis, performance indicators in first half 2007 show:
— annualized return on equity of 33.0% in first half 2007, up from 29.3% in first half 2006. The increase compared to first half 2006 is primarily attributable to the post-tax gain of CHF 1,926 million (pre-tax CHF 1,950 million) from the sale of our stake in Julius Baer, partially offset by the costs related to the closure of DRCM (post-tax CHF 229 million, pre-tax CHF 384 million). Excluding these items, annualized return on equity would have been 29.8%, up from 29.3% in the same period a year earlier and well above our target of a 20% minimum over the cycle. This increase relates to higher attributable net profit partially offset by the higher average equity base, which was driven by strong retained earnings.
— diluted earnings per share of CHF 4.31, which was influenced by the same factors as return on equity. Excluding the gain from the sale of the Julius Baer stake and the costs of the closure of DRCM, diluted earnings per share would have been CHF 3.46, up from CHF 2.97 in the same

Operating and Financial Review and Prospects
period a year earlier, reflecting the increase in net profit and a 3% reduction in the average number of shares outstanding following further share repurchases.
— a cost/income ratio in the financial businesses of 64.8%, also impacted by the factors mentioned above. Adjusted for these, the cost/income ratio would have been 68.1%, up from 67.5% set in the same period last year, reflecting the increase in expenses, which outpaced the rise in income.
— inflows of net new money totaled CHF 86.8 billion compared with CHF 84.3 billion in first half 2006, with the strong increase in inflows from the wealth management businesses being partly offset by lower institutional inflows into the asset management business.

Operating and Financial Review and Prospects
Financial Businesses Results
Income statement 1

				%
				change
		Year to date or as of		from
CHF million, except where indicated		30.6.07	30.6.06	1H06

Operating Income

Interest income		54,953	40,385	36

Interest expense		(52,816)	(37,227)	42

Net interest income		2,137	3,158	(32)

Credit loss (expense) / recovery		15	121	(88)

Net interest income after credit loss expense		2,152	3,279	(34)

Net fee and commission income		15,495	12,651	22

Net trading income		8,656	7,494	16

Other income		2,695	1,013	166

Total operating income		28,998	24,437	19

Operating expenses

Cash components		12,647	11,030	15

Share-based components	[2]	1,282	1,107	16

Total personnel expenses		13,929	12,137	15

General and administrative expenses		4,166	3,658	14

Services (to) / from other business units		(80)	(5)

Depreciation of property and equipment		623	566	10

Amortization of intangible assets		148	66	124

Total operating expenses		18,786	16,422	14

Operating profit from continuing operations before tax		10,212	8,015	27

Tax expense		1,618	1,753	(8)

Net profit from continuing operations		8,594	6,262	37

Discontinued operations

Profit from discontinued operations before tax		7	0

Tax expense		(258)	0

Net profit from discontinued operations		265	0

Net profit		8,859	6,262	41

Net profit attributable to minority interests		260	182	43

from continuing operations		260	182	43

from discontinued operations		0	0

Net profit attributable to UBS shareholders		8,599	6,080	41

from continuing operations		8,334	6,080	37

from discontinued operations		265	0

Additional information

Personnel (full-time equivalents)		81,557	71,882	13

Operating and Financial Review and Prospects
1	Excludes results from industrial holdings.

2	Additionally includes related social security contributions and expenses related to alternative investment awards.

Operating and Financial Review and Prospects
Operating income
Total operating income in first half 2007 increased 19% to CHF 28,998 million.
Net interest income was CHF 2,137 million in first half 2007, down from CHF 3,158 million a year earlier. Net trading income was CHF 8,656 million, up from CHF 7,494 million in the same period a year earlier.
As well as income from interest margin-based activities (loans and deposits), net interest income includes income earned on trading positions (for example, coupon and dividend income). This component is volatile from period to period, depending on the composition of the trading portfolio. In order to provide a better explanation of the movements in net interest income and net trading income, we analyze the total according to the businesses that give rise to the income, rather than by the type of income generated.
Net income from trading businesses was CHF 7,248 million in first half 2007, down slightly from CHF 7,318 million from a year earlier. Continued difficult conditions in the US mortgage securities market led to further losses in the portfolios of DRCM (including the former outside investor fund). Fixed income revenues decreased as performance in the rates business was down, especially in government bonds and mortgage-backed securities. This was partially offset by higher revenues in credit fixed income driven by global credit trading and proprietary strategies. Credit default swaps, which hedge certain loan exposures, recorded gains of CHF 76 million in first half 2007, compared with losses of CHF 125 million a year earlier. Money markets, currencies and commodities showed a slight improvement in performance in first half 2007 from the same period a year earlier on higher earnings from foreign exchange and money markets, driven by higher volumes and client activity. This was partially offset by declining revenues in metals, driven by falling markets and the resulting lower levels of liquidity. Equities were up compared with the same period in 2006. The derivatives business remained strong, driven by growth in Europe and Asia. Cash equities revenues were higher, with the first half benefiting from positive market conditions, generating strong revenues in Europe. The prime brokerage business benefited from a higher client base. Proprietary trading revenues also rose.
At CHF 3,012 million, net income from interest margin businesses in first half 2007 was up 7% from the same period a year earlier. This reflected the growth in collateralized lending to wealthy clients worldwide. It also reflected an increase in spreads for US dollar, euro and Swiss franc deposits and higher volumes of mortgages to private clients in Switzerland. The wealth management business in the US saw the levels of deposits and loans rise.
Net income from treasury and other activities in first half 2007 was CHF 1,188 million, up CHF 197 million from a year earlier. The accounting treatment of interest rate swaps, which hedge the economic interest rate risk of accrual-accounted balance sheet items (for example, loans or money market and retail banking products) positively affected income. In addition, we experienced higher gains on currency options hedging UBS’s US dollar exposure from future earnings and saw interest income rise as a result of the growth in our capital base. Dividends from the Julius Baer stake also contributed to the result.
In first half 2007, net fee and commission income was at a record CHF 15,495 million, rising 22% from CHF 12,651 million a year earlier. Improvements were seen in practically all fee categories. Underwriting fees, at CHF 2,317 million, were up 42% from CHF 1,629 million a year ago. Growth in debt underwriting was driven by higher global syndicated finance fees. Equity underwriting fees rose as well, reflecting the robust pipeline in the Americas, especially Latin America, and Asia (excluding Japan). At CHF 1,152 million, M&A and corporate finance fees were up 48% from CHF 778 million in the same period a year earlier, emphasizing UBS’s strong franchise and the key role it played in a number of major transactions. Net brokerage fees increased 16% to CHF 3,747 million in first half 2007 from CHF 3,231 million a year earlier on rising fees from cash equities and

Operating and Financial Review and Prospects
equity derivatives, particularly in Asia. The increase was also due to higher exchange-traded derivative fees after the inclusion of the recently acquired ABN AMRO global futures and options business and generally increased client activity. Increased invested asset levels in both UBS and third-party mutual funds drove investment fund fees 26% higher to CHF 3,670 million, up from CHF 2,923 million a year ago. Portfolio and other management fees rose 23% to CHF 3,857 million in first half 2007, up from CHF 3,125 million a year earlier. The increase is the result of higher asset levels, which were driven by rising markets and strong inflows of net new money, as well as performance fees from the alternative and quantitative investments business.
Other income increased by 166% to CHF 2,695 million in first half 2007 from CHF 1,013 million in the same period a year ago. The rise mainly reflects the income from the sale of our 20.7% stake in Julius Baer.
Operating expenses
Total operating expenses were CHF 18,786 million in first half 2007, up from CHF 16,422 million a year earlier.
Personnel expenses rose 15% to CHF 13,929 million in first half 2007 from CHF 12,137 million a year earlier. The closure of DRCM contributed CHF 318 million to this increase, with the majority due to the accelerated amortization of deferred compensation to former DRCM employees. Accruals for performance-related payments in other businesses increased in line with revenues. Personnel expenses are managed on a full-year basis, with the final determination of annual performance-related payments in fourth quarter. Salary expenses rose due to higher numbers of personnel, partially related to acquisitions, including Piper Jaffray and McDonald Investments. Share-based compensation was up 16% from the same period last year due to accelerated amortization of deferred compensation related to DRCM in first half 2007 and higher share price and option fair value for grants in 2006 and 2007 compared with 2005, resulting in higher amortization.
At CHF 4,166 million in first half 2007, general and administrative expenses increased CHF 508 million from CHF 3,658 million in the same period a year ago. Administration costs increased, partially related to the acquisition of Pactual. Professional fees rose due to the closure costs related to DRCM and other advisory and legal fees. The expansion of our businesses and the related increases in personnel drove travel and entertainment costs and expenses for office space higher. IT and other outsourcing costs rose on the increased business volume.
Depreciation was CHF 623 million in first half 2007, up CHF 57 million from a year ago, with the increase mainly related to writedowns of DRCM office leasehold improvements.
At CHF 148 million, amortization of intangible assets rose 124% from CHF 66 million a year ago, reflecting the charges following the acquisitions of Banco Pactual, Piper Jaffray, McDonald Investments and the ABN AMRO futures and options business.
Tax
In first half 2007, we incurred a tax expense of CHF 1,618 million, reflecting an effective tax rate of 15.8% for the year-to-date. In 2006, the full-year rate was 19.1%. The first half tax rate benefited from a very low tax charge on the disposal of our stake in Julius Baer, tax relief in the US related to DRCM closure costs and positive impacts from the geographical earnings mix. Excluding the tax impact of the gain on the sale of our stake in Julius Baer (a debit of CHF 24 million) and the costs related to the closure of DRCM (a credit of CHF 155 million), tax expenses would have been CHF 1,749 million in first half 2007. In addition, excluding these items, the year-to-date tax rate would have been 20.2%. We believe that the tax rate for full-year 2007 is likely to be in the same region as last year’s full-year rate.

Operating and Financial Review and Prospects
Fair value disclosure of shares and options
The fair value of shares granted in first half 2007 was CHF 1,926 million, up 16% from CHF 1,655 million granted in first half 2006. This was primarily driven by performance-related compensation rising with earnings.
The fair value of options granted in first half 2007 was CHF 437 million, down from CHF 508 million in the same period a year ago. The decrease reflects a 4% drop in the number of options granted and a lower fair value per option, reflecting changes in market parameters.
Most share-based compensation is granted in the first quarter of the year, with any further grants generally reflecting those made under the Equity Plus program, an ongoing employee participation program under which voluntary investments in UBS shares are matched with option awards each quarter. These amounts, net of estimated forfeited awards, will be recognized as compensation expense over the service period, which is generally equal to the vesting period. Most UBS share and option awards vest incrementally over a three-year period.

Operating and Financial Review and Prospects
Global Wealth Management & Business Banking
Business Group Reporting

				%
				change
		Year to date or as of		from
CHF million, except where indicated		30.6.07	30.6.06	1H06

Income		12,207	10,814	13

Adjusted expected credit loss	[1]	99	86	15

Total operating income		12,306	10,900	13

Cash components		5,245	4,568	15

Share-based components	[2]	183	152	20

Total personnel expenses		5,428	4,720	15

General and administrative expenses		1,528	1,399	9

Services (to) / from other business units		609	531	15

Depreciation of property and equipment		110	107	3

Amortization of intangible assets		46	28	64

Total operating expenses		7,721	6,785	14

Business Group performance before tax		4,585	4,115	11

Performance indicators
Cost / income ratio (%)	[3]	63.3	62.7

Capital return and BIS data

Return on allocated regulatory capital (%)	[4]	41.1	40.5

BIS risk-weighted assets		171,642	150,806	14

Goodwill and excess intangible assets	[5]	6,033	5,100	18

Allocated regulatory capital	[6]	23,197	20,181	15

Additional information
Invested assets (CHF billion)		2,345	1,886	24

Net new money (CHF billion)	[7]	83.5	68.1

Client assets (CHF billion)		3,643	2,968	23

Personnel (full-time equivalents)		49,554	44,996	10

1	In management accounts, adjusted expected credit loss rather than credit loss expense or recovery is reported for the business groups (see note 2 to the 30 June 2007 financial statements).

2	Additionally includes social security contributions and expenses related to alternative investment awards.

3	Operating expenses / income.

4	Year to date Business Group performance before tax (annualized as applicable) / allocated regulatory capital year to date average.

5	Goodwill and intangible assets in excess of 4% of BIS Tier 1 Capital.

6	10% of BIS risk-weighted assets plus goodwill and excess intangible assets.

7	Excludes interest and dividend income.

Operating and Financial Review and Prospects
Wealth Management International & Switzerland
Business Unit Reporting

				%
				change
		Year to date or as of		from
CHF million, except where indicated		30.6.07	30.6.06	1H06

Income		6,273	5,389	16

Adjusted expected credit loss	[1]	(14)	(15)	7

Total operating income		6,259	5,374	16

Cash components		1,812	1,561	16

Share-based components	[2]	77	60	28

Total personnel expenses		1,889	1,621	17

General and administrative expenses		493	421	17

Services (to) / from other business units		777	730	6

Depreciation of property and equipment		43	39	10

Amortization of intangible assets		13	4	225

Total operating expenses		3,215	2,815	14

Business Unit performance before tax		3,044	2,559	19

Performance indicators
Invested assets (CHF billion)		1,280	1,017	26

Net new money (CHF billion)	[3]	66.6	55.2

Gross margin on invested assets (bps)	[4]	104	106	(2)

Cost / income ratio (%)	[5]	51.3	52.2

Cost / income ratio excluding the

European wealth management business (%)	[5]	47.0	48.1

Client advisors (full-time equivalents)		5,342	4,419	21

Client advisor productivity

Revenues per advisor (CHF thousand)	[6]	1,243	1,257	(1)

Net new money per advisor (CHF thousand)	[7]	13,199	12,878

Invested assets per advisor (CHF thousand)	[8]	238,407	237,795	0

International clients
Income		4,696	3,919	20

Invested assets (CHF billion)		992	759	31

Net new money (CHF billion)	[3]	59.5	50.6

Gross margin on invested assets (bps)	[4]	102	103	(1)

European wealth management (part of international clients)
Income		572	488	17

Invested assets (CHF billion)		163	130	25

Net new money (CHF billion)	[3]	8.0	13.7

Client advisors (full-time equivalents)		987	828	19

Swiss clients
Income		1,577	1,470	7

Invested assets (CHF billion)		288	258	12

Net new money (CHF billion)	[3]	7.1	4.6

Gross margin on invested assets (bps)	[4]	111	113	(2)

Capital return and BIS data

Return on allocated regulatory capital (%)	[9]	81.5	82.3

BIS risk-weighted assets		61,900	47,324	31

Goodwill and excess intangible assets	[10]	1,764	1,521	16

Allocated regulatory capital	[11]	7,954	6,253	27

Additional information

Recurring income	[12]	4,635	3,938	18

Client assets (CHF billion)		1,619	1,278	27

Personnel (full-time equivalents)		14,680	12,618	16

Operating and Financial Review and Prospects
1	In management accounts, adjusted expected credit loss rather than credit loss expense or recovery is reported for the business groups (see note 2 to the 30 June 2007 financial statements).

2	Additionally includes social security contributions and expenses related to alternative investment awards.

3	Excludes interest and dividend income.

4	Income (annualized as applicable) / average invested assets.

5	Operating expenses / income.

6	Income / average number of client advisors.

7	Net new money / average number of client advisors.

8	Average invested assets / average number of client advisors.

9	Year to date Business Unit performance before tax (annualized as applicable) / allocated regulatory capital year to date average.

10	Goodwill and intangible assets in excess of 4% of BIS Tier 1 Capital.

11	10% of BIS risk-weighted assets plus goodwill and excess intangible assets.

12	Interest, asset-based revenues for portfolio management and fund distribution, account-based and advisory fees.

Operating and Financial Review and Prospects
Performance indicators
In first half 2007, net new money was a record CHF 66.6 billion, compared with CHF 55.2 billion in first half 2006, reflecting increases in most geographical regions, particularly in Asia.
Invested assets on 30 June 2007 were at an all-time high of CHF 1,280 billion, up CHF 263 billion, or 26%, from 30 June 2006, benefiting from rising equity markets, and the strong inflows of net new money.
The gross margin on invested assets was 104 basis points in first half 2007, down two basis points from a year earlier, as the significantly higher asset base more than offset the rising brokerage and asset-based fees.
In first half 2007, the cost/income ratio was 51.3%, down 0.9 percentage points from a year earlier, reflecting the rise in revenues. Excluding the European wealth management business, the cost/income ratio in first half 2007 was 47.0%, down 1.1 percentage points from a year earlier.
Results
First half 2007 pre-tax profit, at a record CHF 3,044 million, rose 19% compared with first half 2006.
Operating income
Total operating income was up 16% in the first six months of 2007 compared with the same period in 2006, reflecting a surge in the asset base, higher collateralized lending volumes as well as increased brokerage fees. Recurring income rose CHF 697 million or 18% to CHF 4,635 million, benefiting from the increase in interest income from our increased lending portfolio and the rising asset base, which drove portfolio, investment fund, advisory and custodian fees higher. Non-recurring income rose 13% to CHF 1,638 million in first half 2007 from CHF 1,451 million in the same period a year earlier, reflecting higher levels of client activity.
Operating expenses
Operating expenses, up 14% in first half 2007 from the same period in 2006, also rose as we expanded in our global network. Personnel expenses rose to CHF 1,889 million in first half 2007 from CHF 1,621 million a year earlier, mainly reflecting increasing staff numbers and higher performance-related compensation. General and administrative expenses were CHF 493 million, up from CHF 421 million a year earlier due to continued business expansion. Expenses for services from other business units increased by CHF 47 million or 6% to CHF 777 million in first half 2007 from CHF 730 million a year earlier due to business growth. Depreciation increased to CHF 43 million in first half 2007 from CHF 39 million a year earlier.

Operating and Financial Review and Prospects
Wealth Management US
Business Unit Reporting

				%
				change
		Year to date or as of		from
CHF million, except where indicated		30.6.07	30.6.06	1H06

Income		3,304	2,858	16

Adjusted expected credit loss	[1]	(1)	0

Total operating income		3,303	2,858	16

Cash components		2,166	1,799	20

Share-based components	[2]	79	61	30

Total personnel expenses		2,245	1,860	21

General and administrative expenses		495	438	13

Services (to) / from other business units		159	135	18

Depreciation of property and equipment		39	36	8

Amortization of intangible assets		33	24	38

Total operating expenses		2,971	2,493	19

Business Unit performance before tax		332	365	(9)

Performance indicators
Invested assets (CHF billion)		898	714	26

Net new money (CHF billion)	[3]	13.4	9.6

Net new money including interest and dividend income (CHF billion)	[4]	25.7	19.9

Gross margin on invested assets (bps)	[5]	76	76	0

Cost / income ratio (%)	[6]	89.9	87.2

Recurring income	[7]	2,027	1,685	20

Financial advisor productivity
Revenues per advisor (CHF thousand)	[8]	415	387	7

Net new money per advisor (CHF thousand)	[9]	1,685	1,299

Invested assets per advisor (CHF thousand)	[10]	108,708	101,532	7

Capital return and BIS data

Return on allocated regulatory capital (%)	[11]	10.7	13.1

BIS risk-weighted assets		19,640	18,131	8

Goodwill and excess intangible assets	[12]	4,269	3,579	19

Allocated regulatory capital	[13]	6,233	5,392	16

Additional information

Client assets (CHF billion)		981	790	24

Personnel (full-time equivalents)		19,171	16,953	13

Financial advisors (full-time equivalents)		7,982	7,299	9

1	In management accounts, adjusted expected credit loss rather than credit loss expense or recovery is reported for the business groups (see note 2 to the 30 June 2007 financial statements).

2	Additionally includes social security contributions and expenses related to alternative investment awards.

3	Excludes interest and dividend income.

4	For purposes of comparison with US peers.

5	Income (annualized) / average invested assets.

6	Operating expenses / income.

7	Interest, asset-based revenues for portfolio management and fund distribution, account-based and advisory fees.

8	Income (including net goodwill funding) / average number of financial advisors.

9	Net new money / average number of financial advisors.

10	Average invested assets / average number of financial advisors.

Operating and Financial Review and Prospects
11	Year to date Business Unit performance before tax (annualized as applicable) / allocated regulatory capital year to date average.

12	Goodwill and intangible assets in excess of 4% of BIS Tier 1 Capital.

13	10% of BIS risk-weighted assets plus goodwill and excess intangible assets.
Performance indicators
Invested assets were CHF 898 billion on 30 June 2007, up 26% from CHF 714 billion on the same date a year earlier. This was due to rising markets, the inclusion of assets from Piper Jaffray and McDonald Investments, and inflows of net new money.
The inflow of net new money in first half 2007 was CHF 13.4 billion, up from CHF 9.6 billion a year ago. Including interest and dividends, net new money in first half 2007 was CHF 25.7 billion, up from CHF 19.9 billion a year ago.
Gross margin on invested assets was 76 basis points in first half 2007, unchanged from a year earlier.
The cost/income ratio was 89.9% in first half 2007, up from 87.2% a year earlier 2006, reflecting the increase in expenses.
Recurring income in first half 2007 was CHF 2,027 million, 20% higher than the CHF 1,685 million recorded a year earlier. Excluding the effects of currency fluctuations, recurring income increased 24% in first half 2007, driven by increases in managed account fees, investment advisory fees and interest income from account deposits. The improvement also reflected recurring fees contributed by the Piper Jaffray and McDonald Investments acquisitions.
Revenues per advisor in first half 2007 were CHF 415,000, up from CHF 387,000 a year earlier.
Results
Pre-tax profit in first half 2007 was CHF 332 million, down 9% from CHF 365 million in the same period a year earlier, when results included gains on the sale of New York Stock Exchange seats. On the same basis but in US dollars, pre-tax profit was 6% lower this half compared with the same period in 2006.
Operating income
Total operating income in first half 2007 was CHF 3,303 million, up 16% from CHF 2,858 million in first half 2006.
Operating expenses
In first half 2007, total operating expenses were CHF 2,971 million, up 19% from a year earlier. In US dollar terms, operating expenses were up 23%. This mainly reflected increased personnel expenses and, to a lesser extent, higher general and administrative expenses.
Personnel expenses rose CHF 385 million or 21% to CHF 2,245 million in first half 2007 from the same period a year earlier. In US dollar terms, personnel expenses were up 25% year-on-year. This is a result of increased financial advisor-related compensation due to higher revenues and higher salary costs due to the hiring of non-financial advisory staff for growth initiatives.
Non-personnel expenses, which include general and administrative, depreciation and amortization expenses, and services provided to and received from other business units, were CHF 726 million in first half 2007, up from CHF 633 million a year earlier. The increase reflects higher travel, entertainment, advertising and legal and litigation expenses.

Operating and Financial Review and Prospects
Business Banking Switzerland
Business Unit Reporting

				%
				change
		Year to date or as of		from
CHF million, except where indicated		30.6.07	30.6.06	1H06

Interest income		1,701	1,662	2

Non-interest income		929	905	3

Income		2,630	2,567	2

Adjusted expected credit loss	[1]	114	101	13

Total operating income		2,744	2,668	3

Cash components		1,267	1,208	5

Share-based components	[2]	27	31	(13)

Total personnel expenses		1,294	1,239	4

General and administrative expenses		540	540	0

Services (to) / from other business units		(327)	(334)	2

Depreciation of property and equipment		28	32	(13)

Amortization of intangible assets		0	0

Total operating expenses		1,535	1,477	4

Business Unit performance before tax		1,209	1,191	2

Performance indicators

Invested assets (CHF billion)		167	155	8

Net new money (CHF billion)	[3]	3.5	3.3

Cost / income ratio (%)	[4]	58.4	57.5

Impaired lending portfolio as a % of total lending portfolio, gross		1.5	1.9

Capital return and BIS data
Return on allocated regulatory capital (%)	[5]	28.0	28.0

BIS risk-weighted assets		90,102	85,351	6

Goodwill and excess intangible assets	[6]	0	0

Allocated regulatory capital	[7]	9,010	8,535	6

Additional information
Deferral (included in adjusted expected	[1]
credit loss) (CHF million)		256	266	(4)

Expected credit loss (included in	[1]
adjusted expected credit loss)		(142)	(165)	14

Client assets (CHF billion)		1,043	900	16

Personnel (full-time equivalents)		15,703	15,425	2

1	In management accounts, adjusted expected credit loss rather than credit loss expense or recovery is reported for the business groups (see note 2 to the 30 June 2007 financial statements). The adjusted expected credit loss is the sum of expected credit loss and deferrals. The expected credit loss reflects expected average annual impairment costs. The deferral represents the difference between actual credit loss and expected credit loss, amortized over a three-year period.

2	Additionally includes social security contributions and expenses related to alternative investment awards.

3	Excludes interest and dividend income.

4	Operating expenses / income.

Operating and Financial Review and Prospects
5	Year to date Business Unit performance before tax (annualized as applicable) / allocated regulatory capital year to date average.

6	Goodwill and intangible assets in excess of 4% of BIS Tier 1 Capital.

7	10% of BIS risk-weighted assets plus goodwill and excess intangible assets.
Performance indicators
Net new money, at CHF 3.5 billion in first half 2007, was up marginally from the same period a year earlier.
Invested assets, at CHF 167 billion on 30 June 2007, rose by CHF 12 billion from a year earlier on rising markets, the inflows of net new money and positive currency fluctuations.
In first half 2007, the cost/income ratio was at 58.4%, a 0.9 percentage point deterioration from a year earlier.
The loan portfolio, at CHF 144.2 billion on 30 June 2007, was CHF 1 billion above its level a year earlier. The impaired loan ratio was 1.5% at the end of June, down 0.4 percentage points from a year earlier.
The return on allocated regulatory capital was 28.0% in the first six months of 2007, unchanged from a year earlier.
Results
First half 2007 pre-tax profit was a record CHF 1,209 million, CHF 18 million or 2% above the result achieved in first half 2006. This was mainly due to income growth.
Operating income
Total operating income in first half 2007 was CHF 2,744 million, up from CHF 2,668 million a year earlier. Net interest income rose to CHF 1,701 million from CHF 1,662 million a year earlier. Non-interest income increased to CHF 929 million in first half 2007 from CHF 905 million a year earlier, mainly due to the increase in fee income. The adjusted expected credit loss was a recovery of CHF 114 million, higher than the CHF 101 million reported a year earlier.
Operating expenses
Total operating expenses were CHF 1,535 million in first half 2007, up from 1,477 million a year earlier. Personnel expenses rose to CHF 1,294 million in first half 2007 from CHF 1,239 million a year earlier related to higher costs for our employee pension plan in Switzerland related to its change from a defined benefit to a defined contribution plan under Swiss law. General and administrative expenses in first half 2007, of CHF 540 million, were unchanged from a year earlier. At CHF 327 million, net charges to other business units in first half 2007 fell by CHF 7 million. Depreciation in first half 2007, of CHF 28 million, was slightly lower than CHF 32 million a year earlier.

Operating and Financial Review and Prospects
Global Asset Management
Business Group Reporting

				%
				change
		Year to date or as of		from
CHF million, except where indicated		30.6.07	30.6.06	1H06

Institutional fees		1,227	841	46

Wholesale Intermediary fees		848	708	20

Total operating income		2,075	1,549	34

Cash components		922	568	62

Share-based components	[1]	279	60	365

Total personnel expenses		1,201	628	91

General and administrative expenses		277	167	66

Services (to) / from other business units		76	35	117

Depreciation of property and equipment		42	11	282

Amortization of intangible assets		9	0

Total operating expenses	[2]	1,605	841	91

Business Group performance before tax		470	708	(34)

Performance indicators
Cost / income ratio (%)	[3]	77.3	54.3

Institutional
Invested assets (CHF billion)		552	451	22

of which: money market funds		25	18	39

Net new money (CHF billion)	[4]	0.2	12.0

of which: money market funds		(1.8)	2.4

Gross margin on invested assets (bps)	[5]	46	37	24

Wholesale Intermediary
Invested assets (CHF billion)		368	320	15

of which: money market funds		58	57	2

Net new money (CHF billion)	[4]	3.1	4.2

of which: money market funds		(2.8)	(2.5)

Gross margin on invested assets (bps)	[5]	48	43	12

Capital return and BIS data
Return on allocated regulatory equity (%)	[6]	46.8	88.9

BIS risk-weighted assets		2,610	2,146	22

Goodwill and excess intangible assets	[7]	1,910	1,355	41

Allocated regulatory capital	[8]	2,171	1,570	38

Additional information
Invested assets (CHF billion)		920	771	19

Net new money (CHF billion)	[4]	3.3	16.2

Personnel (full-time equivalents)		3,426	3,144	9

1	Additionally includes social security contributions and expenses related to alternative investment awards.

2	First half 2007 includes CHF 384 million related to the closure of DRCM.

3	Operating expenses / income.

4	Excludes interest and dividend income.

5	Operating income (annualized as applicable) / average invested assets.

Operating and Financial Review and Prospects
6	Year to date Business Group performance before tax (annualized as applicable) / allocated regulatory capital year to date average.

7	Goodwill and intangible assets in excess of 4% of BIS Tier 1 Capital.

8	10% of BIS risk-weighted assets plus goodwill and excess intangible assets.

Operating and Financial Review and Prospects
Performance indicators
The cost / income ratio was 77.3% in first half 2007, up 23 percentage points from a year earlier. Excluding DRCM-related closure expenses, the cost/income ratio would have been 58.8%, up 4.5 percentage points from a year earlier as higher revenues in all businesses were more than offset by the increase in personnel expenses.
Institutional
Institutional invested assets were CHF 552 billion on 30 June 2007, up CHF 101 billion from a year earlier. The increase reflects higher financial markets, the integration of Banco Pactual’s Brazilian asset management business, and positive currency impacts.
In first half 2007, we recorded a net new money inflow of CHF 0.2 billion. Excluding money market flows, the inflow was CHF 2.0 billion, with significant outflows in equities partly offset by inflows into multi-asset mandates, alternative and quantitative investments, fixed income and real estate.
The gross margin rose to 46 basis points in first half 2007 from 37 basis points a year earlier, mainly due to performance fees, particularly in alternative and quantitative investments and the inclusion of Banco Pactual’s Brazilian asset management business.
Wholesale Intermediary
Invested assets were CHF 368 billion on 30 June 2007, up CHF 48 billion from a year earlier. The increase reflects higher financial markets and currency translation effects and, to a lesser extent, net new money inflows and the inclusion of Banco Pactual’s Brazilian asset management business.
In first half 2007, we recorded a net new money inflow of CHF 3.1 billion, down CHF 1.1 billion from a year earlier. Excluding money market funds, inflows fell by CHF 0.8 billion to CHF 5.9 billion.
The gross margin was 48 basis points in first half 2007, an increase of five basis points, primarily due to the inclusion of Banco Pactual’s Brazilian asset management business.
Results
In first half 2007, pre-tax profit was CHF 470 million. Excluding the costs related to the closure of DRCM, profit would have been CHF 854 million, up CHF 146 million or 21% from first half 2006, reflecting higher asset levels from rising financial markets, stronger alternative and quantitative investment performance fees and the first-time inclusion of the Brazilian asset management business following the acquisition and integration of Banco Pactual in December 2006.
Operating income
Total operating income in first half 2007 was CHF 2,075 million, up 34% from CHF 1,549 million a year earlier. Institutional revenues were CHF 1,227 million in first half 2007, up from CHF 841 million a year earlier, due to higher management fees in most investment areas. Performance fees rose significantly in alternative and quantitative investments. The inclusion of Banco Pactual’s Brazilian asset management business also had a positive impact on fees. Wholesale intermediary revenues were CHF 848 million in first half 2007, up from CHF 708 million a year earlier, also reflecting higher management fees in most investment areas and the inclusion of Banco Pactual.
Operating expenses
Total operating expenses rose to CHF 1,605 million in first half 2007, up from 841 million a year earlier. Personnel expenses were CHF 1,201 million in first half 2007, up from CHF 628 million in first half 2006. Most of the impact was due to DRCM related closure costs of CHF 318 million, mainly related to severance and accelerated amortization of deferred compensation to former employees. Excluding these, personnel expenses were CHF 883 million, up CHF 255 million or 41%, mainly due to higher performance-related compensation, which rose with revenues,

Operating and Financial Review and Prospects
increased staff levels and the acquisition of Banco Pactual. General and administrative expenses increased to CHF 277 million in first half 2007 from CHF 167 million a year earlier. Excluding DRCM closure costs, general and administrative expenses were CHF 239 million, up 43% from a year earlier. This mainly reflected professional fees and the integration of Banco Pactual’s Brazilian asset management business. Net charges from other business groups were CHF 76 million in first half 2007, up from CHF 35 million a year earlier, mainly due to DRCM.

Operating and Financial Review and Prospects
Investment Bank
Business Group Reporting

				%
				change
		Year to date or as of		from
CHF million, except where indicated		30.6.07	30.6.06	1H06

Equities		6,222	5,124	21

Fixed income, rates and currencies		4,079	5,074	(20)

Investment banking		2,178	1,461	49

Income		12,479	11,659	7

Adjusted expected credit loss	[1]	(2)	26

Total operating income		12,477	11,685	7

Cash components		5,860	5,342	10

Share-based components	[2]	762	840	(9)

Total personnel expenses		6,622	6,182	7

General and administrative expenses		1,720	1,512	14

Services (to) / from other business units		326	384	(15)

Depreciation of property and equipment		100	74	35

Amortization of intangible assets		93	29	221

Total operating expenses		8,861	8,181	8

Business Group performance before tax		3,616	3,504	3

Performance indicators
Compensation ratio (%)	[3]	53.1	53.0

Cost / income ratio (%)	[4]	71.0	70.2

Impaired lending portfolio as a % of total lending portfolio, gross		0.1	0.1

Average VaR (10-day, 99% confidence, 5 years of historical data)		520	408	27

Capital return and BIS data
Return on allocated regulatory capital (%)	[5]	30.3	36.1

BIS risk-weighted assets		195,280	153,847	27

Goodwill and excess intangible assets	[6]	5,473	4,132	32

Allocated regulatory capital	[7]	25,001	19,517	28

Additional information
Deferral (included in adjusted expected credit loss) (CHF million)	[1]	111	105	6

Expected credit loss (included in adjusted expected credit loss)	[1]	(113)	(79)	(43)

Personnel (full-time equivalents)		22,300	19,512	14

1	In management accounts, adjusted expected credit loss rather than credit loss expense or recovery is reported for the business groups (see note 2 to the 30 June 2007 financial statements). The adjusted expected credit loss is the sum of expected credit loss and deferrals. The expected credit loss reflects expected average annual impairment costs. The deferral represents the difference between actual credit loss and expected credit loss, amortized over a three-year period.

2	Additionally includes social security contributions and expenses related to alternative investment awards.

3	Personnel expenses / income.

Operating and Financial Review and Prospects
4	Operating expenses / income.

5	Year to date Business Group performance before tax (annualized as applicable) / allocated regulatory capital year to date average.

6	Goodwill and intangible assets in excess of 4% of BIS Tier 1 Capital.

7	10% of BIS risk-weighted assets plus goodwill and excess intangible assets.

Operating and Financial Review and Prospects
Performance indicators
The cost / income ratio in first half 2007 was 71.0%, up from 70.2% in the same period a year earlier, mainly due to increased levels of staff, higher performance-related compensation and general and administrative expenses.
The compensation ratio for first half 2007 was 53.1%, up 0.1 percentage points from the same period last year, primarily reflecting the higher levels of staff.
The gross lending portfolio at the Investment Bank was CHF 150 billion on 30 June 2007, up CHF 34 billion from the same period a year earlier, as a result of continued expansion of our prime brokerage area, which, among other activities, provides financing on a collateralized basis to hedge funds.
The return on allocated regulatory capital was 30.3% in first half 2007, down from 36.1% in the same period a year ago, driven by higher risk-weighted assets, mainly reflecting a rise in counterparty risk on the over-the-counter derivatives portfolio and on equities financing and lending, mainly related to our prime brokerage business.
Results
The first six months of 2007 were the most profitable ever, with pre-tax profit in first half 2007, at CHF 3,616 million, rising 3% from the same period in 2006.
Operating income
Total operating income in first half 2007 was CHF 12,477 million, up from CHF 11,685 million in the same period a year earlier.
The equities business posted revenues of CHF 6,222 million in first half 2007, up 21% from CHF 5,124 million in first half 2006. Higher revenues were seen in all product lines, with the most significant gains in derivatives, proprietary trading, equity capital markets and cash equities. It was also due to the inclusion of Banco Pactual and the ABN AMRO futures and options business.
Fixed income, rates and currencies revenues were CHF 4,079 million in first half 2007, down 20% from CHF 5,074 million in the same period a year ago, mainly reflecting losses in the portfolios that were managed by DRCM as well as the difficult market environment for our rates business in the US. This was partly offset by an improvement in performance from the credit fixed income and emerging markets businesses.
Investment banking revenues, at CHF 2,178 million, rose 49% from CHF 1,461 million a year earlier. This reflected our strong market position and the key roles we played in a number of major transactions in first half 2007. All regions recorded double-digit growth in revenues, with the largest increase coming from the Americas. Revenues from our advisory business increased significantly. The capital markets business also saw strong growth as did our leveraged finance franchise, demonstrating our commitment to this business.
Operating expenses
Total operating expenses in first half 2007 were CHF 8,861 million, up 8% from CHF 8,181 million in the same period last year.
Personnel expenses were CHF 6,622 million in first half 2007, up 7% from CHF 6,182 million a year earlier, driven by increased salaries and performance-related compensation as the continued growth of our business resulted in higher personnel numbers. Share-based compensation fell to CHF 762 million in first half 2007 from CHF 840 million a year earlier, mainly reflecting the year-earlier accelerated amortization of deferred compensation to former employees.

Operating and Financial Review and Prospects
General and administrative expenses increased to CHF 1,720 million in first half 2007 from CHF 1,512 million a year earlier. Much of the increase was due to rising administration costs, and, to a lesser extent, higher occupancy, IT, outsourcing costs and professional fees.
Charges from other businesses were CHF 326 million in first half 2007, down from CHF 384 million a year earlier, mostly due to the CHF 76 million performance-related payment by Industrial Holdings to compensate the Investment Bank for its help in disposing of private equity investments.
Depreciation expense was CHF 100 million in first half 2007, up from CHF 74 million in first half 2006, reflecting an increase in occupancy costs and IT expenditures.

Operating and Financial Review and Prospects
Corporate Center
Business Group Reporting

		Year to date or as of		% change from
CHF million, except where indicated		30.6.07	30.6.06	1H06

Income	[1]	2,222	294	656
Credit loss (expense) / recovery	[2]	(82)	9

Total operating income		2,140	303	606

Cash components		620	552	12

Share-based components	[3]	58	55	5

Total personnel expenses		678	607	12

General and administrative expenses		641	580	11

Services (to) / from other business units		(1,091)	(955)	(14)

Depreciation of property and equipment		371	374	(1)

Amortization of intangible assets		0	9	(100)

Total operating expenses	[4]	599	615	(3)

Business Group performance from continuing operations, before tax		1,541	(312)

Business Group performance from discontinued operations, before tax		7	0

Business Group performance before tax		1,548	(312)

Additional information

BIS risk-weighted assets		8,639	8,398	3

Personnel (full-time equivalents)		6,277	4,230	48

Personnel excluding IT Infrastructure (ITI) (full-time equivalents)		2,065	1,434	44

Personnel ITI (full-time equivalents)		4,212	2,796	51

1	First half 2007 includes pre-tax gain of CHF 1,950 million related to the sale of 20.7% stake in Julius Baer.

2	In order to show the relevant Business Group performance over time, adjusted expected credit loss rather than credit loss expense or recovery is reported for all Business Groups. The difference between the adjusted expected credit loss and credit loss expense or recovery recorded at Group level is reported in the Corporate Center (see note 2 to the 30 June 2007 financial statements).

3	Additionally includes social security contributions and expenses related to alternative investment awards.

4	Includes expenses for the Chairman’s office (comprising the Company Secretary, Board of Directors and Group Internal Audit).

Operating and Financial Review and Prospects
Results
In first half 2007, Corporate Center recorded a pre-tax gain from continuing operations of CHF 1,541 million compared with a loss of CHF 312 million in the same period a year earlier. The difference was driven by the CHF 1,950 million gain from the sale of the Julius Baer stake. Excluding this gain, Corporate Center would have recorded a loss of CHF 409 million, with the increase compared to the previous period attributable to higher credit loss expenses.
Operating income
Total operating income was CHF 2,140 million in first half 2007, up from CHF 303 million in first half 2006, reflecting the gain from the sale of the Julius Baer stake. Excluding this gain, total operating income was CHF 190 million first half, down from operating income of CHF 303 million a year earlier. Operating income this half was reduced by foreign exchange losses on deconsolidated entities, partly offset by rising income from higher interest revenues from the investment in equity. In addition, in first half 2007, the Corporate Center credit loss was CHF 82 million, down from a recovery of CHF 9 million a year earlier. The credit loss expense or recovery booked in Corporate Center represents the difference between the adjusted expected credit loss expense or recovery booked in the business units and the actual credit loss expense or recovery recognized in the UBS financial statements.
Operating expenses
Total operating expenses were CHF 599 million in first half 2007, down from CHF 615 million in the same period in 2006. Personnel expenses were CHF 678 million in first half 2007, up from CHF 607 million a year earlier. The increase in personnel expenses was due to hiring in our IT infrastructure, in the India service center and a number of areas in the operational functions of Corporate Center. General and administrative expenses rose to CHF 641 million in first half 2007 from CHF 580 million a year earlier, mainly reflecting higher IT infrastructure outsourcing costs and higher expenses throughout Corporate Center as a result of increased levels of staff. Other businesses were charged CHF 1,091 million for services provided by Corporate Center in first half 2007, compared with CHF 955 million in the same period a year ago. This is mainly due to higher IT infrastructure costs. Depreciation was practically unchanged, falling to CHF 371 million in first half 2007 from CHF 374 million a year earlier.

Operating and Financial Review and Prospects
Industrial Holdings
Income statement

				%
				change
		Year to date or as of		from
CHF million, except where indicated		30.6.07	30.6.06	1H06

Continuing operations

Revenues from Industrial Holdings		221	262	(16)

Other income		497	127	291

Total operating income		718	389	85

Personnel expenses		65	81	(20)

General and administrative expenses		39	52	(25)

Services (to) / from other business units		80	5

Depreciation of property and equipment		5	7	(29)

Amortization of intangible assets		3	3	0

Goods and materials purchased		117	132	(11)

Total operating expenses		309	280	10

Operating profit from continuing operations before tax		409	109	275

Tax expense		60	25	140

Net profit from continuing operations		349	84	315

Discontinued operations

Profit / (loss) from discontinued operations before tax		0	681	(100)

Tax expense		0	84	(100)

Net profit / (loss) from discontinued operations		0	597	(100)

Net profit		349	681	(49)

Net profit / (loss) attributable to minority interests		51	110	(54)

from continuing operations		51	7	629

from discontinued operations		0	103	(100)

Net profit / (loss) attributable to UBS shareholders		298	571	(48)

from continuing operations		298	77	287

from discontinued operations		0	494	(100)

Private equity	[1]

Investments, at cost	[2]	265	565	(53)

Gains recognized directly in equity		197	400	(51)

Portfolio fair value		462	965	(52)

Additional information

Cost / income ratio (%)	[3]	43.0	72.0

BIS risk-weighted assets		259	727	(64)

Personnel (full-time equivalents)		3,913	6,011	(35)

1	Only comprises financial investments available-for-sale.

2	Historical cost of investments made, less divestments and impairments.

3	Operating expenses / operating income.

Operating and Financial Review and Prospects
Major participations
The Industrial Holdings segment comprises UBS’s private equity investments. Our strategy is to de-emphasize and reduce exposure to this asset class while capitalizing on orderly exit opportunities as they arise.
Results
In first half 2007, pre-tax operating profit from continuing operations was CHF 409 million, up from CHF 109 million a year earlier.
Private equity treated as “Financial Investments available-for-sale” achieved divestment gains of CHF 533 million in first half 2007, with writedowns of CHF 2 million. The level of these investments fell to CHF 265 million on 30 June 2007 from CHF 565 million a year earlier, due to a number of exits that were partially offset by the funding of existing commitments. The fair value of this part of the portfolio decreased from CHF 965 million to CHF 462 million on 30 June 2007 due to successful divestments and revaluations. Unfunded commitments on 30 June 2007 were CHF 109 million, down from CHF 278 million on the same date a year earlier.

Additional Notes to the Financial Statements (unaudited)
The following additional notes which are unaudited are provided to update certain Securities Act filings. They should be read in conjunction with the Financial Statements presented in UBS’s Second Quarter 2007 Report, submitted to the SEC on Form 6-K on 14 August 2007, UBS’s First Quarter 2007 Report, submitted to the SEC on Form 6-K on 3 May 2007, and UBS’s Annual Report on form 20-F for the year ended 31 December 2006, filed with the SEC on 21 March 2007.
NOTE 13 DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP)
The consolidated Financial Statements of UBS have been prepared in accordance with IFRS. The principles of IFRS differ in certain respects from US GAAP. For a full discussion of the relevant significant accounting and valuation differences between IFRS and US GAAP, see Notes 41 and 42 of the 31 December 2006 Financial Statements. This note updates those disclosures for the six-month period ended 30 June 2007.
13.1 Valuation, Income Recognition and Presentation Differences between IFRS and US GAAP
13.1.1 Accounting for certain hybrid instruments
In February 2006, the FASB issued Statement of Financial Accounting Standard No. 155, Accounting for Certain Hybrid Instruments, an amendment of FASB Statements No. 133 and 140 (FAS 155). FAS 155 permits UBS to elect to measure any hybrid financial instrument at fair value, with changes in fair value recognized in Net profit, if the hybrid instrument contains an embedded derivative that would otherwise require bifurcation under FAS 133. The election to measure the hybrid instrument at fair value is made on an instrument-by-instrument basis and is irreversible. UBS adopted FAS 155 on 1 January 2007. At transition date, any difference between the total carrying amount of the individual components of an existing hybrid instrument and the fair value of the combined hybrid financial instrument for which the fair value option is applied was recognized as a cumulative-effect adjustment to retained earnings. The cumulative-effect adjustment led to an increase of US GAAP retained earnings of approximately CHF 770 million (pre-tax) and CHF 774 million after tax. The pre-tax gross gains and gross losses that make up the cumulative-effect adjustment were CHF 1,027 million and CHF (257) million. As the fair value option under FAS 155 is only applicable to hybrid financial instruments and the IFRS fair value option is applicable to a larger population of instruments provided certain additional criteria are satisfied, the adoption of the new standard reduces but does not eliminate the GAAP difference to IFRS. In Note 13.2, the total pre-tax IFRS to US GAAP difference as of 30 June 2007 regarding financial assets and liabilities designated at fair value is the sum of lines j and the opening retained earnings adjustment explained above.
13.1.2 Netting
On 1 January 2007, UBS elected to offset derivative instruments (positive and negative replacement values) that are subject to master netting arrangements under the guidance of FIN 39, Offsetting of Amounts Related to Certain Contracts. IFRS requires offsetting if there is a legally enforceable right to offset recognized amounts and an intention to settle on a net basis or to realize the asset and settle the liability simultaneously. For derivative instruments, US GAAP does not require an intention to settle on a net basis. UBS applied this change in accounting policy retrospectively. On 31 December 2006, Positive and Negative replacement values were reduced by CHF 242,793 million.

Additional Notes to the Financial Statements (unaudited)
On 30 April 2007, the FASB issued FASB Staff Position (FSP) No. FIN 39-1, Amendment of FASB Interpretation No. 39, which, among other things, permits a reporting entity to offset fair value amounts (including amounts that approximate fair value) recognized for the right to reclaim cash collateral (Due from banks and Loans) or the obligation to return cash collateral (Due to banks and Due to customers) against fair value amounts recognized for derivative instruments executed with the same counterparty under a master netting arrangement that meets certain conditions. As permitted by the FSP, UBS elected to change its accounting policy upon adoption on 1 January 2007 and began to offset fair value amounts recognized for derivative instruments and associated cash collateral amounts under master netting arrangements. Prior period amounts have been restated to reflect this change in accounting policy. The right to reclaim cash collateral that has been offset against net derivative positions (Negative replacement values) amounted to CHF 21,356 million and CHF 15,750 million as of 30 June 2007 and 31 December 2006, respectively. The obligation to return cash collateral that has been offset against net derivative positions (Positive replacement values) amounted to CHF 29,278 million and CHF 24,684 million as of 30 June 2007 and 31 December 2006, respectively.
13.1.3 Accounting for uncertainty in income taxes
In June 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes — an interpretation of SFAS 109, which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position. UBS adopted the provisions of FIN 48 on 1 January 2007. As a result of the implementation of FIN 48, an increase in unrecognized tax benefits of CHF 37 million was recognized as a decrease to the 1 January 2007 balance of retained earnings under US GAAP.
The total amount of unrecognized tax benefits as of 1 January 2007 was CHF 2,500 million. This includes CHF 1,995 million of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate in future periods.
UBS continues to recognize accrual of interest and penalties related to unrecognized tax benefits in income tax expense. The total amount of interest and penalties accrued as of 1 January 2007 was CHF 424 million.
UBS files income tax returns in Switzerland and various foreign jurisdictions. With few exceptions, UBS is no longer subject to income tax examinations by tax authorities for years before 2001. UBS is currently subject to regular tax audits by tax authorities around the world. It is thus reasonably possible that changes in unrecognized tax benefits may occur within the next 12 months. However, an estimate of the range of such changes cannot be made.
13.1.4 Prime brokerage
Amounts included in Loans and Due to customers related to the Prime Brokerage business have been netted. At 31 December 2006, amounts netted were CHF 14,679 million. The same adjustments were recorded in the IFRS Financial Statements. See Note 1 to the Second Quarter 2007 Report for further details.

Additional Notes to the Financial Statements (unaudited)
(continued)
13.2 Reconciliation of IFRS Equity Attributable to UBS Shareholders to US GAAP Shareholders’ Equity and IFRS Net Profit Attributable to UBS Shareholders to US GAAP Net Profit

			Equity attributable to		Net profit attributable
			UBS shareholders		to UBS shareholders
			(IFRS)/Shareholders'		(IFRS)/Net profit (US GAAP)
	Note 41.1 and	Additional	equity (US GAAP) as of		- for the six months ended
	Note 41.5	Reference for
CHF million	Reference	30.6.07	30.6.07	31.12.06	30.6.07	30.6.06

Amounts determined in accordance with IFRS			51,259	49,686	8,897	6,651

Adjustments in respect of:

SBC purchase accounting goodwill and other purchase accounting adjustments	a		15,075	15,091	(16)	(12)

Goodwill	b		2,297	2,366	29	0

Purchase accounting under IFRS 3 and FAS 141	c		97	85	3	(6)

Hedge accounting	d		22	(5)	48	71

Financial investments available-for-sale	e		(1,617)	(1,670)	2	0

Private equity investments	f		369	337	(156)	46

Pension and other post-retirement benefit plans	g		(1,061)	(1,452)	181	152

Equity participation plans	h		667	815	(532)	(322)

Variable interest entities (VIEs), limited partnerships and entities issuing preferred securities	i		(9)	(1)	(14)	8

Financial assets and liabilities designated at fair value through profit or loss	j		(1,028)	(994)	(37)	(1,328)

Cumulative pre-tax effect of adoption of FAS 155, Accounting for Certain Hybrid Instruments, an amendment of FAS Statements No. 133 and 140, on opening retained earnings		Note 13.1.1	770

Physically settled written puts on UBS shares	k		158	184	1	3

Investment properties	l		(30)	(12)	(18)	(2)

Cumulative effect of adoption of FIN 48, Accounting for Uncertainty in Income Taxes - an interpretation of SFAS 109, on opening retained earnings		Note 13.1.3	(37)

Recognition / derecognition of financial assets	4		(124)	231	(355)	(110)

Other adjustments			102	86	33	53

Tax adjustments			(56)	(224)	281	94

Total adjustments			15,595	14,837	(550)	(1,353)

Amounts determined in accordance with US GAAP			66,854	64,523	8,347	5,298

Other comprehensive income					(267)	(1,238)

Comprehensive income					8,080	4,060

The letter and number references above refer to the discussions in Notes 41.1 and 41.5 of the 31 December 2006 Financial Statements. Other references are further explained in Note 13.1. These references indicate which IFRS to US GAAP adjustments affect an individual financial statement caption.

Additional Notes to the Financial Statements (unaudited)
(continued)
13.3 Earnings Per Share
Under both IFRS and US GAAP, basic earnings per share (“EPS”) is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding.
Diluted EPS includes the determinants of basic EPS and, in addition, gives effect to dilutive potential common shares that were outstanding during the period. The computation of basic and diluted EPS for the six-month periods ended 30 June 2007 and 30 June 2006 is presented in the following table:

For the six months ended	30.6.07		30.6.06
	US GAAP	IFRS	US GAAP	IFRS

Net profit (US GAAP) / Net profit attributable to UBS shareholders (IFRS) - available for ordinary shares (CHF million)	8,347	8,897	5,298	6,651

from continuing operations	8,082	8,632	4,995	6,157

from discontinued operations	265	265	303	494

Net profit (US GAAP) / Net profit attributable to UBS shareholders (IFRS) - for diluted EPS (CHF million)	8,346	8,896	5,287	6,640

from continuing operations	8,081	8,631	4,984	6,146

from discontinued operations	265	265	303	494

Weighted average shares outstanding	1,937,031,054	1,937,060,476	1,980,944,862	1,982,049,752

Diluted weighted average shares outstanding	2,001,424,015	2,001,319,514	2,069,682,300	2,069,682,300

Basic earnings per share (CHF)	4.31	4.59	2.67	3.36

from continuing operations	4.17	4.46	2.52	3.11

from discontinued operations	0.14	0.13	0.15	0.25

Diluted earnings per share (CHF)	4.17	4.45	2.55	3.21

from continuing operations	4.04	4.31	2.41	2.97

from discontinued operations	0.13	0.14	0.14	0.24

The total equivalent shares outstanding on options that were not dilutive for the respective periods but could potentially dilute earnings per share in the future were 49,591,268 and 50,240,336 for the six-month periods ended 30 June 2007 and 30 June 2006, respectively.

Additional Notes to the Financial Statements (unaudited)
(continued)
13.4 UBS Income Statement
The following is a Consolidated Income Statement of UBS, for the six months ended 30 June 2007 and 30 June 2006, restated to reflect the impact of valuation and income recognition differences and presentation differences between IFRS and US GAAP.

CHF million		30.6.07		30.6.06
For the six months ended	Reference	US GAAP	IFRS	US GAAP	IFRS

Continuing operations

Operating income

Interest income	a,d,e,f,i,j,3,4	54,790	54,953	40,379	40,385

Interest expense	a,b,c,d,f,i,j,3,4	(52,681)	(52,816)	(37,245)	(37,227)

Net interest income		2,109	2,137	3,134	3,158

Credit loss (expense)/recovery		15	15	121	121

Net interest income after credit loss expense		2,124	2,152	3,255	3,279

Net fee and commission income		15,495	15,495	12,651	12,651

Net trading income	b,d,e,f,h,i,j,k,3,4	8,196	8,656	6,040	7,494

Other income	c,e,f,i,j,l	2,988	3,192	1,377	1,140

Revenues from Industrial Holdings	f	0	221	0	262

Total operating income		28,803	29,716	23,323	24,826

Operating expenses

Personnel expenses	f,g,h	14,262	13,994	12,304	12,218

General and administrative expenses	e,f,i	4,158	4,205	3,663	3,710

Depreciation of property and equipment	a,f,l	643	628	582	573

Amortization of intangible assets	c,f	144	151	62	69

Goods and materials purchased	f	0	117	0	132

Total operating expenses		19,207	19,095	16,611	16,702

Operating profit from continuing operations before tax		9,596	10,621	6,712	8,124

Tax expense		1,397	1,678	1,680	1,778

Minority interests (US GAAP) — from continuing operations	f,i	117		37

Net profit from continuing operations		8,082	8,943	4,995	6,346

Discontinued operations

Profit from discontinued operations before tax	f	7	7	457	681

Tax expense		(258)	(258)	91	84

Minority interests (US GAAP) — from discontinued operations	f	0		63

Net profit/(loss) from discontinued operations		265	265	303	597

Net profit (IFRS)			9,208		6,943

Net profit attributable to minority interests (IFRS)	f,i		311		292

from continuing operations			311		189
from discontinued operations			0		103

Net profit (US GAAP) / Net profit attributable to UBS shareholders (IFRS)		8,347	8,897	5,298	6,651

from continuing operations		8,082	8,632	4,995	6,157
from discontinued operations		265	265	303	494

Other comprehensive income		(267)		(1,238)

Comprehensive income		8,080		4,060

Additional Notes to the Financial Statements (unaudited)
(continued)
The letter and number references on the previous page refer to the discussions in Notes 41.1 and 41.5 of the 31 December 2006 Financial Statements. Other references are further explained in Note 13.1. These references indicate which IFRS to US GAAP adjustments affect an individual financial statement caption.

Additional Notes to the Financial Statements (unaudited)
(continued)
13.5 UBS Balance Sheet
The following is a Condensed Consolidated Balance Sheet of UBS, as of 30 June 2007 and 31 December 2006, restated to reflect the impact of valuation and income recognition principles and presentation differences between IFRS and US GAAP.

		30.6.07		31.12.06
CHF million	Reference	US GAAP	IFRS	US GAAP	IFRS

Assets

Cash and balances with central banks		5,943	5,943	3,495	3,495

Due from banks	f, i, j,1,4, Note 13.1.2	39,095	57,665	40,842	50,426

Cash collateral on securities borrowed	j,3	344,057	343,852	351,461	351,590

Reverse repurchase agreements	j,3	408,613	431,483	361,571	405,834

Trading portfolio assets	f,h,i,j,1,3,4	709,705	706,221	627,160	627,036

Trading portfolio assets pledged as collateral	3,4	368,106	251,700	401,176	251,478

Positive replacement values	i,j,1,3,4, Note 13.1.2	66,482	334,950	64,651	292,975

Financial assets designated at fair value	i,j	2,539	10,630		5,930

Loans	f,i,j,1,4, Note 13.1.2	320,267	333,947	296,286	297,842

Financial investments available-for-sale	e,f,i,j,1,4	1,226	5,088	4,535	8,937

Securities received as collateral	2	87,058		49,088

Accrued income and prepaid expenses	f,j,4	13,394	13,397	10,335	10,361

Investments in associates	e,f	2,186	1,866	1,823	1,523

Property and equipment	a,f,l	7,483	7,186	7,207	6,913

Goodwill	a,b,c,f	29,294	13,329	28,530	12,464

Intangible assets	b,c,f	2,022	1,986	2,340	2,309

Private equity investments	f	1,928		2,195

Other assets	d,e,f,g,h,i,j,k,l,1	160,625	20,498	84,027	17,249

Total assets		2,570,023	2,539,741	2,336,722	2,346,362

Liabilities

Due to banks	f,i,j,1,4, Note 13.1.2	221,553	230,639	191,390	203,689

Cash collateral on securities lent	3	66,503	66,505	60,878	63,088

Repurchase agreements	i,3	498,868	506,036	520,351	545,480

Trading portfolio liabilities	i,j,1,3,4	238,353	229,840	236,929	204,773

Obligation to return securities received as collateral	2	87,058		49,088

Negative replacement values	i,j,k,1,3,4, Note 13.1.2	173,261	343,135	180,952	297,063

Financial liabilities designated at fair value	i,j,1,4	162,836	172,083		145,687

Due to customers	f,i,j,1,4, Note 13.1.2	611,115	615,590	573,371	555,886

Accrued expenses and deferred income	f,i,j	20,968	20,926	22,131	21,527

Debt issued	f,i,j,1	224,501	230,241	306,994	190,143

Other liabilities	b,c,d,f,g,h,i,j,k,l,1	197,213	67,348	129,239	63,251

Total liabilities		2,502,229	2,482,343	2,271,323	2,290,587

Minority interests	f,i	940	6,139	876	6,089

Total shareholders’ equity (US GAAP)/Equity attributable to UBS shareholders (IFRS)		66,854	51,259	64,523	49,686
Total equity (IFRS)			57,398		55,775

Total liabilities, minority interests and shareholders’ equity		2,570,023	2,539,741	2,336,722	2,346,362

The letter and number references above refer to the discussions in Notes 41.1 and 41.5 of the 31 December 2006 Financial Statements. Other references are further explained in Note 13.1. These references indicate which IFRS to US GAAP adjustments affect an individual financial statement caption.

Additional Notes to the Financial Statements (unaudited)
(continued)
NOTE 14 ADDITIONAL DISCLOSURES REQUIRED UNDER US GAAP AND SEC RULES
In addition to the differences in valuation, income recognition and presentation, disclosure differences exist between IFRS and US GAAP. The following are additional disclosures that relate to the basic Financial Statements required under US GAAP. All amounts are on an IFRS basis unless otherwise indicated.
14.1 Securitizations
The following disclosure is prepared according to Statement of Financial Accounting Standards No. 140 Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (FAS140). FAS 140 requires the disclosure of retained interests, preparation of related sensitivity analyses and other disclosures related to securitizations where UBS has sold financial assets to special purpose entities, which are not consolidated under US GAAP. Based on the guidance of FAS 140, financial assets sold to special purpose entities, which are consolidated under US GAAP and purchased securities held in the trading portfolio related to securitizations issued by third parties are not reflected in the following disclosure. Also excluded from this disclosure are financial assets purchased with the intention to securitize them in the future.
UBS derecognizes financial assets from its balance sheet when the transfer of financial assets to a special purpose entity meets the accounting criteria of a sale. These criteria include: (1) the assets are legally isolated from UBS’s creditors; (2) the entity can pledge or exchange the financial assets, or if the entity is a qualifying special purpose entity, its investors can pledge or exchange their beneficial interests; and (3) UBS does not maintain effective control over the transferred assets through an agreement to repurchase the assets before their maturity or have the ability to unilaterally cause the holder to return the assets.
During the six months ended 30 June 2007 and 30 June 2006, UBS securitized residential mortgage loans and securities and commercial mortgage loans, acting as lead or co-manager. In addition, UBS acts as warehouse agent, structurer and placement agent in various Collateralized Debt Obligation (CDO) and Collateralized Loan Obligation (CLO) securitizations. In such capacity, UBS may purchase collateral on its own behalf or on behalf of customers during the period prior to securitization. UBS typically sells the collateral into designated trusts at the close of the securitization and underwrites the offerings to investors. In some instances, UBS may earn fees for its placement and structuring services.
Proceeds received at the time of securitization were as follows:

CHF billion	Proceeds received
For the six months ended	30.6.07	30.6.06

Agency [1] Residential Mortgage Securitizations	11.8	16.9

Non-Agency Residential Mortgage Securitizations	3.7	4.6

Collateralized Debt Obligations (CDOs)	7.2	7.7

Commercial Mortgage Securitizations (CMBS) and Other Asset Securitizations	6.8	5.3

Total	29.5	34.5

1	Residential mortgage securities backed by an agency of the US Government; the Government National Mortgage Association (GNMA), the Federal National Mortgage Association (FNMA), or the Federal Home Loan Mortgage Corporation (FHLMC).
In connection with its securitization activities, the Group may retain interests in securitized assets in the form of senior or subordinated tranches or residuals. Typically, the Group seeks to exit its risk in retained interests shortly after close of the securitization. The Group is also an active market

Additional Notes to the Financial Statements (unaudited)
(continued)
maker in these securities and may therefore subsequently re-acquire interests in the assets it securitizes. For purposes of the sensitivity analyses presented below, these re-acquired interests are reflected as retained interests. For residential mortgage loan and other securitizations, the investors and the securitization vehicle generally have no recourse to UBS’s other assets for failure of loan holders to pay when due.
Retained interests are generally reported as Trading portfolio assets and are carried at fair value. Consistent with the valuation of similar inventory, fair value is initially and subsequently determined using market price quotations and internal pricing models that utilize variables such as yield curves, prepayment speeds, default rates, loss severity, interest rate volatilities and spreads. The assumptions used for pricing are based on observable transactions in similar securities and are verified by external pricing sources, where available.
The following table presents information on retained interests, excluding the offsetting benefit of financial instruments used to hedge risks, held by UBS as of 30 June 2007 arising from the Group’s residential and commercial mortgage loan, CDO and other securitization transactions. The pre-tax sensitivities of the current fair value of the retained interests to immediate 10% and 20% adverse changes in assumptions and parameters are also shown.

CHF million, except where indicated, pre-tax	Residential Mortgage		CDO/CLO	CMBS/Other
	Agency	Non-Agency

Retained interest amount (CHF billion) [1,3]	4.3	1.0	12.0	1.7

Weighted avg. credit losses (rate per annum) [4]	0.1%	1.9%	0.1%	0.4%
Impact on fair value of 10% adverse change	(9.3)	(9.4)	(327.9)	(7.3)
Impact on fair value of 20% adverse change	(18.8)	(18.8)	(655.9)	(14.3)

Weighted average discount rate [4]	1.6%	5.1%	1.1%	1.8%
Impact on fair value of 10% adverse change	(37.0)	(16.7)	(3.9)	(7.2)
Impact on fair value of 20% adverse change	(70.0)	(22.8)	(7.7)	(14.1)

Weighted average life (in years)	5.8	5.1	8.3	3.7

Weighted average prepayment speed (CPR) [2,4]	13.1%	20.2%	0.0%	13.2%
Impact on fair value of 10% adverse change	(30.1)	(9.5)	0.0	(10.9)
Impact on fair value of 20% adverse change	(65.4)	(56.2)	0.0	(13.7)

CPR = Constant Prepayment Rate

1	Includes positions re-acquired in secondary markets subsequent to securitization.

2	Relates to select securitization transactions where assets are prepayable.

3	Substantially all retained interests in securities are rated investment grade or higher.

4	A large portion of securities are valued using stochastic term structure/prepayment models. Prepayment speeds are projected across each term structure path. The term structure model path distributions are calibrated to the observed levels of implied volatility in the market for interest rate options. Cash flows are then generated for each term structure path with corresponding prepayment speeds. Static prepayment curves, utilizing market data inputs, are used for other securities. Credit losses are considered through explicit loss models for positions exposed to significant default risk in the underlying collateral, and through option adjusted spreads that also incorporate additional factors such as liquidity and model uncertainty for all positions. Discount rates are derived from z-spreads and are expressed as a spread over Libor in the table above.

Additional Notes to the Financial Statements (unaudited)
(continued)
At 31 December 2006, the total position of retained interests in CDO/CLO was CHF 7.9 billion. The primary underlying valuation assumptions were expected credit loss, which on a weighted average basis was approximately 0.1 % p.a., and weighted average life, 6.3 years. The impact on the fair value of these retained interests of 10% and 20% adverse changes in expected credit loss would be approximately CHF 97.8 million and CHF 195.7 million, respectively.
The preceding sensitivity analysis is hypothetical and should be used with caution. In particular, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated independent of changes in any other assumption; in practice, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities. Further, changes in fair value based on a 10% or 20% variation in an assumption or parameter generally cannot be extrapolated because the relationship of the change in the assumption to the change in fair value may not be linear. Also, the sensitivity analysis does not include the offsetting benefit of financial instruments that UBS utilizes to hedge risks, including credit, interest rate, and prepayment risk, that are inherent in the retained interests.
The table below presents an approximation of the weighted average assumptions and parameters used initially to value retained interests relating to securitizations that were still held by UBS as of 30 June 2007:

	Residential Mortgage		CDO/CLO	CMBS/Other
	Agency	Non-Agency

Weighted average credit losses (rate per annum)	0.1%	0.7%	0.0%	0.1%

Weighted average discount rate	1.1%	3.4%	0.7%	1.2%

Weighted average life (in years)	6.8	6.1	9.1	4.7

Weighted average prepayment speed (CPR)	15.1%	23.2%	0.0%	15.2%

As of 30 June 2007, the total outstanding unpaid principal balance of securitized non-agency residential mortgages held by special purpose entities in which UBS held non-consolidating interests was approximately CHF 43.3 billion. As of 30 June 2007, delinquencies of the mortgages held by the special purpose entities were approximately CHF 558 million. UBS’s retained interests in these mortgages amount to CHF 1.0 billion.
14.2 Pension and Other Post-Retirement Benefit Plans
The net periodic pension costs for the defined benefit plans for the six-month periods ended 30 June 2007 and 30 June 2006 were the following:

CHF million	Swiss		Foreign
For the six months ended	30.6.07	30.6.06	30.6.07	30.6.06

Components of net periodic pension cost
Service cost	301	284	38	39

Interest cost	317	306	134	122

Expected return on plan assets	(534)	(499)	(161)	(141)

Increase / (decrease) of unrecognized assets	358	314	0	0

Special termination benefits	9	9	0	0

Amortization of unrecognized net (gains) / losses	0	13	30	33

Employee contributions	(117)	(109)	0	0

Net periodic pension cost	334	318	41	53

Additional Notes to the Financial Statements (unaudited)
(continued)
The net periodic pension cost for the post-retirement medical and life plans for the six-month periods ended 30 June 2007 and 30 June 2006 were CHF 13 million and CHF 12 million, respectively.
14.3 Contingent Liabilities

	Guaranteed amounts as of
(CHF million)	30.6.07	31.12.06

Contingent liabilities Credit guarantees and similar instruments[1]	16,712	12,142
Sub-participations	(599)	(813)

Total	16,113	11,329

Performance guarantees and similar instruments[2]	3,632	3,199
Sub-participations	(373)	(333)

Total	3,259	2,866

Documentary credits	3,387	2,567
Sub-participations	(517)	(238)

Total	2,870	2,329

Gross contingent liabilities	23,731	17,908
Sub-participations	(1,489)	(1,384)

Net contingent liabilities	22,242	16,524

of which secured collateral on gross contingent liabilities	10,932	10,575

1	Credit guarantees in the form of bills of exchange and other guarantees, including guarantees in the form of irrevocable letters of credit, endorsement liabilities from bills rediscounted, advance payment guarantees and similar facilities.

2	Bid bonds, performance bonds, builders’ guarantees, letters of indemnity, other performance guarantees in the form of irrevocable letters of credit and similar facilities.
As part of its trading and market making activities, UBS writes put options on a broad range of underlyings. The writing of put options is subject to UBS‘s risk control framework. For writing put options, UBS receives a premium, representing the fair value of the option at inception, which is recognized as negative replacement value on the balance sheet. A written put option is considered a market price guarantee issued, because the option holder is entitled to make UBS purchase the underlying at the stated exercise price. The contract volume, which is the number of units of the underlying multiplied by the exercise price per unit, therefore represents the maximum potential payment UBS could be required to make upon exercise of the puts. The total negative replacement value of written put options is significantly lower than the underlying total contract volume. It changes over time with changes in market parameters. Accordingly, neither the underlying total contract volume nor the negative replacement value is indicative of the actual risk exposure arising from written put options. The market value of guarantees in the form of written put options and other forms of market value guarantees amounted to CHF 671,730 million at 30 June 2007 and CHF 481,656 million at 31 December 2006.

Additional Notes to the Financial Statements (unaudited)
(continued)
14.4 Ratio of Earnings to Fixed Charges
The following table sets forth UBS’s ratio of earnings to fixed charges on an IFRS basis for the periods indicated. The ratios are calculated based on earnings from continuing operations. Ratios of earnings to combined fixed charges and preferred stock dividend requirements are not presented as there were no preferred share dividends in any of the periods indicated. The ratios calculated on a US GAAP basis are not materially different from the IFRS ratios for the periods presented.

		For the six
		months ended	For the year ended
CHF million, except for ratios		30.6.07	31.12.06	31.12.05	31.12.04	31.12.03	31.12.02

Pre-tax earnings from continuing operations	[1]	10,250	14,207	12,215	9,680	6,869	3,149
Add: Fixed charges		53,324	81,813	50,589	28,300	28,614	30,297

Pre-tax earnings before fixed charges		63,574	96,020	62,804	37,980	35,483	33,446

Fixed charges:
Interest		52,816	80,880	49,758	27,484	27,784	29,417
Other	[2]	508	933	830	816	827	880

Total fixed charges		53,324	81,813	50,588	28,300	28,611	30,297

Ratio of earnings to fixed charges		1.19	1.17	1.24	1.34	1.24	1.10

1	Pre-tax earnings from continuing operations includes the elimination of subsidiary, associate and minority interest income and the addition of dividends received from associates.

2	Other fixed charges is the interest component of rental expense.

Additional Notes to the Financial Statements (unaudited)
(continued)
14.5 Recently Issued US Accounting Standards Not Yet Adopted
In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (FAS 157). FAS 157 defines fair value, establishes a framework for measuring fair value, and expands the required disclosures about an entity’s fair value measurements. Additionally, FAS 157 eliminates the requirement to defer calculated profit or loss on transaction values that include unobservable inputs (“Day 1 profit and loss”) and eliminates the use of block discounts for securities traded in an active market. UBS will adopt FAS 157 on 1 January 2008. The provisions of FAS 157 should be applied prospectively upon initial adoption, except for the provisions that eliminate prior measurement guidance regarding block discounts and Day 1 profit or loss. Those changes should be applied retrospectively as an adjustment to the opening balance of retained earnings in the period of adoption. UBS is currently assessing the impact FAS 157 will have on its Financial Statements.
In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Liabilities (FAS 159). This new standard permits entities to irrevocably choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected are recognized in Net profit at each subsequent reporting date. The election in FAS 159 is similar, but not identical, to the fair value option in IAS 39. The fair value option in IAS 39 is subject to certain qualifying criteria not included in this standard, and it applies to a slightly different set of instruments. UBS will adopt FAS 159 on 1 January 2008. UBS is currently assessing the impact FAS 159 will have on its Financial Statements.
In July 2007, the AICPA issued Statement of Position 07-1, Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies (“SOP 07-1”). SOP 07-1 provides guidance for determining when an entity is within the scope of the AICPA Audit and Accounting Guide, Investment Companies (the “Guide”). If an entity meets the conditions of an investment company subject to the Guide, then the SOP requires that the entity apply the specialized industry accounting principles and financial statement presentation formats contained in the Guide. UBS will adopt the SOP on 1 January 2008. UBS is currently assessing the impact SOP 07-1 will have on its Financial Statements.

Additional Notes to the Financial Statements (unaudited)
(continued)
14.6 Supplemental Guarantor Information
Guarantee of PaineWebber Securities
Following the acquisition of Paine Webber Group Inc., UBS AG made a full and unconditional guarantee of the senior and subordinated notes and trust preferred securities (“Debt Securities”) of PaineWebber. Prior to the acquisition, PaineWebber was an SEC registrant. Upon the acquisition, PaineWebber was merged into UBS Americas, Inc., a wholly owned subsidiary of UBS.
Under the guarantee, if UBS Americas Inc. fails to make any timely payment under the Debt Securities agreements, the holders of the Debt Securities or the Debt Securities trustee may demand payment from UBS without first proceeding against UBS Americas Inc. UBS’s obligations under the subordinated note guarantee are subordinated to the prior payment in full of the deposit liabilities of UBS and all other liabilities of UBS. At 30 June 2007, the amount of senior liabilities of UBS to which the holders of the subordinated debt securities would be subordinated is approximately CHF 2,465 billion.
The information presented in this note is prepared in accordance with IFRS and should be read in conjunction with the consolidated Financial Statements of UBS of which this information is a part. At the bottom of each column, Net profit and Shareholders’ equity have been reconciled to US GAAP. See Note 13 for a detailed reconciliation of the IFRS Financial Statements to US GAAP on a consolidated basis.

Additional Notes to the Financial Statements (unaudited)
(continued)
Supplemental Guarantor Consolidating Income Statement

CHF million	UBS AG	UBS	Subsidiaries	Consolidating	UBS
	Parent Bank [1]	Americas Inc.		Entries	Group
For the six months ended 30 June 2007

Operating income

Interest income	37,862	24,739	27,392	(35,040)	54,953

Interest expense	(36,959)	(24,159)	(26,738)	35,040	(52,816)

Net interest income	903	580	654	0	2,137

Credit loss (expense)/recovery	37	(22)	0	0	15

Net interest income after credit loss expense	940	558	654	0	2,152

Net fee and commission income	6,648	5,158	3,689	0	15,495

Net trading income	8,666	(203)	193	0	8,656

Income from subsidiaries	1,696	0	0	(1,696)	0

Other income	770	909	1,513	0	3,192

Revenues from Industrial Holdings	0	0	221	0	221

Total operating income	18,720	6,422	6,270	(1,696)	29,716

Operating expenses

Personnel expenses	7,067	4,872	2,055	0	13,994

General and administrative expenses	1,493	1,697	1,015	0	4,205

Depreciation of property and equipment	472	70	86	0	628

Amortization of intangible assets	2	51	98	0	151

Goods and materials purchased	0	0	117	0	117

Total operating expenses	9,034	6,690	3,371	0	19,095

Operating profit/(loss) from continuing operations before tax	9,686	(268)	2,899	(1,696)	10,621

Tax expense / (benefit)	1,054	28	596	0	1,678

Net profit /(loss) from continuing operations	8,632	(296)	2,303	(1,696)	8,943

Net profit / (loss) from discontinued operations	265	0	0	0	265

Net profit / (loss)	8,897	(296)	2,303	(1,696)	9,208

Net profit / (loss) attributable to minority interests	0	(52)	363	0	311

Net profit / (loss) attributable to UBS shareholders	8,897	(244)	1,940	(1,696)	8,897

Net profit /(loss) US GAAP [2]	7,335	(486)	1,498	0	8,347

1	UBS AG Parent Bank prepares its Financial Statements in accordance with Swiss Banking Law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.

2	Refer to Note 13 for a description of the differences between IFRS and US GAAP.

Additional Notes to the Financial Statements (unaudited)
(continued)
Supplemental Guarantor Consolidating Income Statement

CHF million	UBS AG	UBS	Subsidiaries	Consolidating	UBS
	Parent Bank [1]	Americas Inc.		Entries	Group
For the six months ended 30 June 2006

Operating income

Interest income	27,752	20,265	16,408	(24,040)	40,385

Interest expense	(25,857)	(19,272)	(16,138)	24,040	(37,227)

Net interest income	1,895	993	270	0	3,158

Credit loss (expense)/recovery	121	0	0	0	121

Net interest income after credit loss expense	2,016	993	270	0	3,279

Net fee and commission income	5,767	4,127	2,757	0	12,651

Net trading income	5,984	845	665	0	7,494

Income from subsidiaries	1,455	0	0	(1,455)	0

Other income	486	633	21	0	1,140

Revenues from Industrial Holdings	0	0	262	0	262

Total operating income	15,708	6,598	3,975	(1,455)	24,826

Operating expenses

Personnel expenses	6,482	4,210	1,526	0	12,218

General and administrative expenses	1,363	1,489	858	0	3,710

Depreciation of property and equipment	440	68	65	0	573

Amortization of intangible assets	11	38	20	0	69

Goods and materials purchased	0	0	132	0	132

Total operating expenses	8,296	5,805	2,601	0	16,702

Operating profit/(loss) from continuing operations before tax	7,412	793	1,374	(1,455)	8,124

Tax expense / (benefit)	1,110	394	274	0	1,778

Net profit /(loss) from continuing operations	6,302	399	1,100	(1,455)	6,346

Net profit / (loss) from discontinued operations	349	0	248	0	597

Net profit / (loss)	6,651	399	1,348	(1,455)	6,943

Net profit / (loss) attributable to minority interests	0	8	284	0	292

Net profit / (loss) attributable to UBS shareholders	6,651	391	1,064	(1,455)	6,651

Net profit /(loss) US GAAP [2]	4,340	106	852	0	5,298

1	UBS AG Parent Bank prepares its Financial Statements in accordance with Swiss Banking Law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.

2	Refer to Note 13 for a description of the differences between IFRS and US GAAP.

Additional Notes to the Financial Statements (unaudited)
(continued)
Supplemental Guarantor Consolidating Balance Sheet

CHF million	UBS AG Parent	UBS		Consolidating	UBS
As of 30 June 2007	Bank [1]	Americas Inc.	Subsidiaries	Entries	Group

Assets

Cash and balances with central banks	4,970	42	931	0	5,943

Due from banks	137,847	18,492	230,173	(328,847)	57,665

Cash collateral on securities borrowed	112,888	308,961	183,867	(261,864)	343,852

Reverse repurchase agreements	297,973	136,930	347,520	(350,940)	431,483

Trading portfolio assets	394,895	176,970	134,356	0	706,221

Trading portfolio assets pledged as collateral	153,350	61,299	37,051	0	251,700

Positive replacement values	336,136	11,685	179,158	(192,029)	334,950

Financial assets designated at fair value	4,957	5,771	9,261	(9,359)	10,630

Loans	413,185	47,831	49,940	(177,009)	333,947

Financial investments available-for-sale	2,369	805	1,914	0	5,088

Accrued income and prepaid expenses	9,188	4,422	6,121	(6,334)	13,397

Investments in associates	30,878	209	199	(29,420)	1,866

Property and equipment	5,390	924	872	0	7,186

Goodwill and other intangible assets	280	11,356	3,679	0	15,315

Other assets	14,686	5,803	5,110	(5,101)	20,498

Total assets	1,918,992	791,500	1,190,152	(1,360,903)	2,539,741

Liabilities

Due to banks	264,852	127,137	167,497	(328,847)	230,639

Cash collateral on securities lent	124,781	78,822	124,766	(261,864)	66,505

Repurchase agreements	161,425	365,968	329,583	(350,940)	506,036

Trading portfolio liabilities	119,695	69,636	40,509	0	229,840

Negative replacement values	349,534	11,981	173,649	(192,029)	343,135

Financial liabilities designated at fair value	147,209	134	34,099	(9,359)	172,083

Due to customers	555,897	82,978	153,724	(177,009)	615,590

Accrued expenses and deferred income	12,297	8,488	6,475	(6,334)	20,926

Debt issued	121,596	34,005	74,640	0	230,241

Other liabilities	18,908	3,823	49,718	(5,101)	67,348

Total liabilities	1,876,194	782,972	1,154,660	(1,331,483)	2,482,343

Equity attributable to UBS shareholders	42,798	5,607	32,274	(29,420)	51,259

Equity attributable to minority interests	0	2,921	3,218	0	6,139

Total equity	42,798	8,528	35,492	(29,420)	57,398

Total liabilities and equity	1,918,992	791,500	1,190,152	(1,360,903)	2,539,741

Total shareholders’ equity — US GAAP [2]	26,462	7,221	33,171	0	66,854

1	UBS AG Parent Bank prepares its Financial Statements in accordance with Swiss Banking Law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.

2	Refer to Note 13 for a description of the differences between IFRS and US GAAP.

Additional Notes to the Financial Statements (unaudited)
(continued)
Supplemental Guarantor Consolidating Balance Sheet

CHF million	UBS AG Parent	UBS		Consolidating	UBS
As of 31 December 2006	Bank [1]	Americas Inc.	Subsidiaries	Entries	Group

Assets

Cash and balances with central banks	2,660	78	757	0	3,495

Due from banks	121,404	16,884	182,850	(270,712)	50,426

Cash collateral on securities borrowed	99,829	303,607	156,083	(207,929)	351,590

Reverse repurchase agreements	270,814	167,222	300,862	(333,064)	405,834

Trading portfolio assets	294,590	188,710	143,736	0	627,036

Trading portfolio assets pledged as collateral	162,722	51,834	36,922	0	251,478

Positive replacement values	283,466	13,168	173,243	(176,902)	292,975

Financial assets designated at fair value	2,902	4,147	7,146	(8,265)	5,930

Loans	399,352	40,279	38,644	(180,433)	297,842

Financial investments available-for-sale	5,843	862	2,232	0	8,937

Accrued income and prepaid expenses	6,598	4,029	4,809	(5,075)	10,361

Investments in associates	34,887	179	237	(33,780)	1,523

Property and equipment	5,432	637	844	0	6,913

Goodwill and other intangible assets	258	11,128	3,387	0	14,773

Other assets	10,709	5,524	5,587	(4,571)	17,249

Total assets	1,701,466	808,288	1,057,339	(1,220,731)	2,346,362

Liabilities

Due to banks	228,992	114,782	130,627	(270,712)	203,689

Cash collateral on securities lent	106,019	57,937	107,061	(207,929)	63,088

Repurchase agreements	167,166	419,427	291,951	(333,064)	545,480

Trading portfolio liabilities	107,747	71,165	25,861	0	204,773

Negative replacement values	290,746	13,629	169,590	(176,902)	297,063

Financial liabilities designated at fair value	121,074	49	32,829	(8,265)	145,687

Due to customers	489,823	80,936	165,560	(180,433)	555,886

Accrued expenses and deferred income	12,336	8,406	5,860	(5,075)	21,527

Debt issued	110,020	29,149	50,974	0	190,143

Other liabilities	16,488	4,284	47,050	(4,571)	63,251

Total liabilities	1,650,411	799,764	1,027,363	(1,186,951)	2,290,587

Equity attributable to UBS shareholders	51,055	5,539	26,872	(33,780)	49,686

Equity attributable to minority interests	0	2,985	3,104	0	6,089

Total equity	51,055	8,524	29,976	(33,780)	55,775

Total liabilities and equity	1,701,466	808,288	1,057,339	(1,220,731)	2,346,362

Total shareholders’ equity — US GAAP [2]	29,738	7,287	27,498	0	64,523

1	UBS AG Parent Bank prepares its Financial Statements in accordance with Swiss Banking Law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.

2	Refer to Note 13 for a description of the differences between IFRS and US GAAP.

Additional Notes to the Financial Statements (unaudited)
(continued)
Supplemental Guarantor Consolidating Cash Flow Statement

CHF million	UBS AG
For the period ended 30 June 2007	Parent Bank [1]	UBS Americas Inc.	Subsidiaries	UBS Group

Net cash flow from / (used in) operating activities	(8,579)	(9,126)	(22,480)	(40,185)

Cash flow from / (used in) investing activities

Investments in subsidiaries and associates	(1,157)	0	0	(1,157)

Disposal of subsidiaries and associates	107	0	0	107

Purchase of property and equipment	(478)	(372)	(159)	(1,009)

Disposal of property and equipment	22	26	62	110

Net (investment in) / divestment of financial investments available-for-sale	4,545	168	713	5,426

Net cash flow from / (used in) investing activities	3,039	(178)	616	3,477

Cash flow from / (used in) financing activities

Net money market paper issued / (repaid)	519	1,756	23,097	25,372

Net movements in treasury shares and own equity derivative activity	(2,452)	0	0	(2,452)

Dividends paid	(4,275)	0	0	(4,275)

Issuance of long-term debt, including financial liabilities designated at fair value	61,776	3,341	1,577	66,694

Repayment of long-term debt, including financial liabilities designated at fair value	(33,745)	(379)	(2,751)	(36,875)

Increase in minority interests	0	9	4	13

Dividend payments to / and purchase from minority interests	0	(43)	(284)	(327)

Net activity in investments in subsidiaries	(2,941)	(293)	3,234	0

Net cash flow from / (used in) financing activities	18,882	4,391	24,877	48,150

Effects of exchange rate differences	3,245	56	1,032	4,333

Net increase / (decrease) in cash and cash equivalents	16,587	(4,857)	4,045	15,775

Cash and cash equivalents, beginning of period	102,548	14,129	19,413	136,090

Cash and cash equivalents, end of period	119,135	9,272	23,458	151,865

Cash and cash equivalents comprise:

Cash and balances with central banks	4,970	42	931	5,943

Money market paper [2]	84,196	6,587	10,684	101,467

Due from banks with original maturity of less than three months	29,969	2,643	11,843	44,455

Total	119,135	9,272	23,458	151,865

1	UBS AG Parent Bank prepares its Financial Statements in accordance with Swiss Banking Law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.

2	Money market paper is included in the Balance sheet under Trading portfolio assets and Financial investments available-for-sale. CHF 1,825 million was pledged at 30 June 2007.

Additional Notes to the Financial Statements (unaudited)
(continued)
Supplemental Guarantor Consolidating Cash Flow Statement

CHF million	UBS AG	UBS
For the period ended 30 June 2006	Parent Bank [1]	Americas Inc.	Subsidiaries	UBS Group

Net cash flow from / (used in) operating activities	18,082	(10,085)	10,270	18,267

Cash flow from / (used in) investing activities

Investments in subsidiaries and associates	(521)	0	0	(521)

Disposal of subsidiaries and associates	929	0	0	929

Purchase of property and equipment	(612)	(72)	(117)	(801)

Disposal of property and equipment	295	30	253	578

Net (investment in) / divestment of financial investments available-for-sale	342	492	686	1520

Net cash flow from / (used in) investing activities	433	450	822	1,705

Cash flow from / (used in) financing activities

Net money market paper issued / (repaid)	(1,446)	3,350	2,561	4,465

Net movements in treasury shares and own equity derivative activity	(1,753)	0	0	(1,753)

Capital issuance	1	0	0	1

Dividends paid	(3,214)	0	0	(3,214)

Issuance of long-term debt, including financial liabilities designated at fair value	50,966	5,739	5,779	62,484

Repayment of long-term debt, including financial liabilities designated at fair value	(38,340)	(584)	(7,148)	(46,072)

Increase in minority interests	0	(15)	1,234	1,219

Dividend payments to / and purchase from minority interests	0	(431)	(295)	(726)

Net activity in investments in subsidiaries	(2,080)	1,109	971	0

Net cash flow from / (used in) financing activities	4,134	9,168	3,102	16,404

Effects of exchange rate differences	(376)	(1,219)	(1,759)	(3,354)

Net increase / (decrease) in cash and cash equivalents	22,273	(1,686)	12,435	33,022

Cash and cash equivalents, beginning of period	68,548	13,531	8,963	91,042

Cash and cash equivalents, end of period	90,821	11,845	21,398	124,064

Cash and cash equivalents comprise:

Cash and balances with central banks	3,584	69	931	4,584

Money market paper [2]	66,454	7,661	3,351	77,466

Due from banks with original maturity of less than three months	20,783	4,115	17,116	42,014

Total	90,821	11,845	21,398	124,064

1	UBS AG Parent Bank prepares its Financial Statements in accordance with Swiss Banking Law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.

2	Money market paper is included in the Balance sheet under Trading portfolio assets and Financial investments available-for-sale. CHF 13,065 million was pledged at 30 June 2006.

Additional Notes to the Financial Statements (unaudited)
(continued)
Guarantee of Other Securities
UBS AG, acting through wholly owned finance subsidiaries, has issued the following trust preferred securities:

USD billion, unless
otherwise indicated	Outstanding as of 30.6.07
Issuing Entity	Type of security	Date issued	Interest (%)	Amount

UBS Preferred Funding Trust I	Trust preferred securities	October 2000	8.622	1.5

UBS Preferred Funding Trust II	Trust preferred securities	June 2001	7.247	0.5

UBS Preferred Funding Trust IV	Floating rate noncumulative trust preferred securities	May 2003	one-month LIBOR + 0.7%	0.3

UBS Preferred Funding Trust V	Trust preferred securities	May 2006	6.243	1.0

In June 2006, USD 300 million (at 7.25%) of Trust preferred securities also issued in June 2001 were redeemed.
UBS AG has fully and unconditionally guaranteed all of these securities. UBS’s obligations under the trust preferred securities guarantees are subordinated to the prior payment in full of the deposit liabilities of UBS and all other liabilities of UBS. At 30 June 2007, the amount of senior liabilities of UBS to which the holders of the subordinated debt securities would be subordinated is approximately CHF 2,465 billion.

INCORPORATION BY REFERENCE
     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 333-52832; 333-52832-01 to —03; 333-46216; 333-46216-01 and —02; 333-46930; 333-64844; 333-62448; and 333-62448-01 to —04; 333-132747; and 333-132747-01 to -10) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; and 333-127184) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Marcel Rohner
	Name:	Marcel Rohner
	Title:	Group Chief Executive Officer

By:	/s/ Marco Suter
	Name:	Marco Suter
	Title:	Group Chief Financial Officer

Date: October 1, 2007